Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

25881 Industrial Boulevard

Hayward, CA 94545

December 8, 2008

Dear Stockholder:

We have previously sent to you proxy material for the Special Meeting of Thermage, Inc. Stockholders, to be held on December 23, 2008. Your Board of Directors unanimously recommends that stockholders vote FOR the issuance of stock in connection with the proposed merger with Reliant Technologies, Inc.

Your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ Stephen J. Fanning
Stephen J. Fanning Chairman, President and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage filed a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement was mailed to the stockholders of Thermage and Reliant on or about November 25, 2008. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement because it contains important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement, and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.